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                                                                       EXHIBIT 2

                                                                    NEWS RELEASE

[GADZOOKS LETTERHEAD]                    CONTACT:      Monty Standifer
                                                       Senior Vice President and
                                                       Chief Financial Officer
                                                       972-307-5555

FOR IMMEDIATE RELEASE:

                  GADZOOKS, INC. DECLARES DIVIDEND DISTRIBUTION
                       OF PREFERRED SHARE PURCHASE RIGHTS

         DALLAS, Texas, September 3, 1998---The Board of Directors of GADZOOKS, INC. (NASDAQ: GADZ-news) today declared a dividend distribution of one Preferred Share Purchase Right on each outstanding share of GADZOOKS, INC. common stock.

         Gerald R. Szczepanski, Gadzooks' Chairman of the Board and Chief Executive Officer, said: "The rights are designed to assure that all of Gadzooks shareholders receive fair and equal treatment in the event of any proposed takeover of the company."

         The rights will be exercisable only if a person or group acquires 20 percent or more of Gadzooks common stock, or announces a tender offer the consummation of which would result in ownership by a person or group of 20 percent or more of the common stock. Each right will entitle shareholders to buy one one-thousandth of a share of a new series of junior participating preferred stock at an exercise price of $110.

         If the company is acquired in a merger or other business combination transaction after a person or group has acquired 20 percent or more of the company's outstanding common stock, each right will entitle its holder (other than such person or members of such group) to purchase, at the right's then current exercise price, a number of the acquiring company's common shares having a market value of twice such price.



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         If a person or group acquires 20 percent or more of Gadzooks'
outstanding common stock, each right will entitle its holder (other than such person or members of such group) to purchase, at the right's then current exercise price, a number of the company's common shares having a market value of twice such price.

         Following the acquisition by a person or group of beneficial ownership of 20 percent or more of Gadzooks common stock and prior to an acquisition of 50 percent or more of the common stock, the Board of Directors may exchange the rights (other than rights owned by such person or group), in whole or in part, at an exchange ratio of one share of common stock (or one one-thousandth of a share of the new series of junior participating preferred stock) per right.

         Prior to the acquisition by a person or group of beneficial ownership of 20 percent or more of the company's common stock, the rights are redeemable for one cent per right at the option of the Board of Directors.

         The rights are intended to enable all Gadzooks shareholders to realize the long-term value of their investment in the company. They will not prevent a takeover, but should encourage anyone seeking to acquire the company to negotiate with the board prior to attempting a takeover.

         The dividend distribution will be made on September 15, 1998, payable to shareholders of record on that date. The rights will expire on September 15, 2008. The rights distribution is not taxable to shareholders.

         Dallas-based Gadzooks, Inc. is a specialty retailer of casual apparel and related accessories for young men and women principally between the ages of 13 and 19. Established in 1983, Gadzooks currently operates 305 mall-based stores in the metropolitan and middle markets in 32 states east of the Rocky Mountains.




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